UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GMS Capital Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Pending

(CUSIP Number)

Joseph Emas
1224 Washington Ave.
Miami Beach, Florida 33139
(305) 531-1174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Pending

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons. (entities only)
George Metrakos

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	6.	Citizenship or Place of Organization Canada

	7.	Sole Voting Power 2,562,440
Number of
Shares	8.	Shared Voting Power
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 2,562,440
Person With
	10.	Shared Dispositive Power

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,440

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 50.1% (1)

	14.	Type of Reporting Person (See Instructions)
IN

(1)   Based on approximately 5,115,400 shares of the Company’s common stock deemed outstanding on September 22, 2008.

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value of GMS Capital Corp., a Florida corporation (the “Company”). The principal executive office of the Company is located at 1224 Washington Avenue, Miami Beach, FL, 33139.

Item 2. Identity and Background

(a)  Name: George Metrakos

(b)  Residence or Business Address:  194 St-Paul West, Suite 303, Montreal, Quebec H2Y 1Z8 Canada

(c)  Present Principal Occupation or Employment:  President, CEO, CFO and Chairman

(d)  Criminal Conviction:  No

(e)  Court or Administrative Proceedings:  No

(f)  Citizenship:  Canada

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

In September, 2007, the Company reincorporated itself in the State of Florida.  The company was formerly incorporated in Canada under the Canadian Corporations Act in March 2000 d/b/a “Metratech Retail Systems Inc.” (“Metratech”).  The Beneficial Owner listed here received one share of the Company’s Common Stock for every share of Metratech that the shareholder was holding at the time of reincorporation. The shares shall be restricted as control stock of the Company.  A total of 1,000,000 shares were issued at $0.10 per share to the shareholder.

In October, 2007, the company issued stock for consulting services in lieu of salary to the shareholder.  The services were for the work required to write the Company’s Preliminary Prospectus on form S-1.  A total of 1,562,440 shares were issued at $0.10 per share to the shareholder.

Item 5. Interest in Securities of the Issuer

(a)  As of the date hereof, George Metrakos was the beneficial owner of 2,562,440 shares of the Issuer’s common stock, or approximately 50.1% of the common stock outstanding,.

(b)  The reporting person may be deemed to hold sole voting and dispositive power over the 2,562,440 shares of common stock owned by such person.

(c)  The following transactions in the securities of the Issuer have been effected by the reporting person:

Transaction Date	Number of Shares	Price per Share	Purpose

09/18/2007	1,000,000	$0.10	Reincorporation/Control stock

10/01/2007	1,562,440	$0.10	Services rendered

(d)  Only the reporting person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of the Issuer reported by this statement.

(e)  Not Applicable

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2008

/s/ George Metrakos
George Metrakos Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)